# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TOYO Co., Ltd, CIK 0001985273
CUSIP: G8976D107
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Tennoz First Tower F16, 2-2-4, Higashi-shinagawa, Shinagawa-ku,, Tokyo, Japan (M0), 140-0002
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002028318

## Reporting persons
- BestToYo Technology Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 10,373,757; shared voting power 0; sole dispositive power 9,623,757; shared dispositive power 0; aggregate amount beneficially owned 10,373,757 (27.5% of the class)
  Comment: (1) Represents (i) 9,623,757 ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), of TOYO Co., Ltd (the "Issuer") directly held by BestToYo Technology Company Limited ("BestToYo"), and (ii) 750,000 Ordinary Shares issued to BestToYo by the Issuer under its 2024 Share Incentive Plan (the "2024 Plan") subject to certain vesting schedules to become vested in August 2027. Holders of unvested Ordinary Shares issued pursuant to the 2024 Plan still have the right to vote such shares. Mr. Junsei Ryu is the sole director of BestToYo and deemed to have voting, dispositive or investment powers over BestToYo.
  
  (2) Based on an aggregate of 37,773,997Ordinary Shares issued and outstanding hereof based on such information as disclosed in the Issuer's registration statement on Form F-3 (File No. 333-290952) initially filed on October 20, 2025, including 1,691,957 unvested Ordinary Shares issued pursuant to the 2024 Plan.
- WA Global Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 15,153,628; shared voting power 0; sole dispositive power 15,153,628; shared dispositive power 0; aggregate amount beneficially owned 15,153,628 (40.1% of the class)
  Comment: (3) Represents 15,153,628 Ordinary Shares directly held by WA Global Corporation ("WAG"). Mr. Junsei Ryu is the sole director of WAG and deemed to have voting, dispositive or investment powers over WAG.
  
  (4) Based on an aggregate of 37,773,997 Ordinary Shares issued and outstanding hereof based on such information as disclosed in the Issuer's registration statement on Form F-3 (File No. 333-290952) initially filed on October 20, 2025, including 1,691,957 unvested Ordinary Shares issued pursuant to the 2024 Plan .
- Junsei Ryu: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 25,527,385; shared voting power 0; sole dispositive power 24,777,385; shared dispositive power 0; aggregate amount beneficially owned 25,527,385 (67.6% of the class)
  Comment: (5) Represents (i) 9,623,757 Ordinary Shares held by BestToYo, (ii) 750,000 Ordinary Shares issued to BestToYo by the Issuer under its 2024 Plan, subject to certain vesting schedules which will become vested in August 2027 and (iii) 15,153,628 Ordinary Shares held by WAG. Mr. Ryu also serves as the sole director of BestToYo and WAG, respectively. Holders of unvested Ordinary Shares issued pursuant to the 2024 Plan still have the right to vote such shares.
  
  (6) Based on an aggregate of 37,773,997 Ordinary Shares issued and outstanding hereof based on such information as disclosed in the Issuer's registration statement on Form F-3 (File No. 333-290952) initially filed on October 20, 2025, including 1,691,957 unvested Ordinary Shares issued pursuant to the 2024 Plan.

## Item 1. Issuer
Name of issuer: TOYO Co., Ltd
Address of issuer's principal executive offices: Tennoz First Tower F16, 2-2-4, Higashi-shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002

## Item 2. Person Filing
Name of person filing:
(1) BestToYo Technology Company Limited

(2) WA Global Corporation

(3) Junsei Ryu
Address of principal business office or, if none, residence:
(1) BestToYo Technology Company Limited: c/o TOYO Co., Ltd, Tennoz First Tower F16, 2-2-4, Higashi shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002

(2) WA Global Corporation: c/o TOYO Co., Ltd, Tennoz First Tower F16, 2-2-4, Higashi-shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002

(3) Junsei Ryu: c/o TOYO Co., Ltd, Tennoz First Tower F16, 2-2-4, Higashi-shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002
Citizenship:
(1) BestToYo Technology Company Limited: a Cayman Islands exempted company

(2) WA Global Corporation: a Cayman Islands exempted company

(3) Junsei Ryu: Japanese

## Item 4. Ownership
Amount beneficially owned:
(1) BestToYo Technology Company Limited: 10,373,757

(2) WA Global Corporation: 15,153,628

(3) Junsei Ryu: 25,527,385, including (i) 10,373,757 Ordinary Shares held by BestToYo, and (ii) 15,153,628 Ordinary Shares held by WAG.
Percent of class:
(1) BestToYo Technology Company Limited: 27.5%

(2) WA Global Corporation: 40.1%

(3) Junsei Ryu: 67.6%
Sole power to vote or to direct the vote:
(1) BestToYo Technology Company Limited: 10,373,757

(2) WA Global Corporation: 15,153,628

(3) Junsei Ryu: 24,777,385
Shared power to vote or to direct the vote:
(1) BestToYo Technology Company Limited: 0

(2) WA Global Corporation: 0

(3) Junsei Ryu: 0
Sole power to dispose or to direct the disposition:
(1) BestToYo Technology Company Limited: 9,623,757

(2) WA Global Corporation: 15,153,628

(3) Junsei Ryu: 24,777,385
Shared power to dispose or to direct the disposition:
(1) BestToYo Technology Company Limited: 0

(2) WA Global Corporation: 0

(3) Junsei Ryu: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BestToYo Technology Company Limited: /s/ Junsei Ryu, Junsei Ryu/Director (11/14/2025)
- WA Global Corporation: /s/ Junsei Ryu, Junsei Ryu/Director (11/14/2025)
- Junsei Ryu: /s/ Junsei Ryu, Junsei Ryu (11/14/2025)